August 14, 2012

VIA EDGAR

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Community First, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 15, 2012

File No. 000-49966

Dear Mr. Nolan:

This letter sets forth the response of Community First, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated July 20, 2012, concerning the Company’s filings referenced above.

For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the Company’s responses, which correspond to the comments numbered in the Comment Letter. As instructed by the Staff in the Comment Letter, the information set forth below, where applicable and where responsive to the request for future disclosure in the Comment Letter, have been included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (the “Second Quarter Form 10-Q”). This additional disclosure appears on pages 49 through 51 of the Second Quarter Form 10-Q.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Other Real Estate Owned, page 45

1.

We note that you have had over $20 million in this account for the last two balance sheet dates. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them. Please also address how you continue to evaluate the need to recognize any potential further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property. For example, we note your disclosure in Note 5 that the most recent analysis performed of this balance sheet account indicated that an additional discount of 15% should be applied to properties with appraisals performed within 12 months. Please tell us when this discount was recognized in the financial statements (by way of a charge to the financial statements) and disclose this amount in future filings.

RESPONSE: At June 30, 2012, other real estate owned (“ORE”) totaled $18,578, a decrease of $3,477 from $22,055 at December 31, 2011. The balance of other real estate owned is comprised of properties acquired through or in lieu of foreclosure on real estate loans, property acquired by the Company for future Bank branch locations that is no longer intended for that purpose and is currently held for sale, and loans made to facilitate the sale of ORE that are required to be reported as ORE (“FAS 66 Loans”). The balances recorded for each individual property are based on appraisals that are not more than twelve months old, discounted by an additional 15%. The additional 15% discount was adopted by the Company beginning in the third quarter of 2010 based on an analysis of actual recoveries of ORE balances, including selling costs. Based on that analysis, the Company recorded a valuation allowance of $346 (recognized through ORE expense) in the third quarter of 2010. In addition, the Company began applying the additional 15% discount in its determination of specific reserves for impaired loans that are collateral dependent. As a result, the majority of the financial loss incurred by the Company as a result of the 15% discount has been recognized through loan charge-offs and the provision for loan losses at the time the property is transferred to ORE, with the foreclosed property being transferred into ORE at the discounted value. The Company updates the analysis supporting continued use of the 15% discount annually. Should future updates to the analysis indicate that a change in that discount is warranted, the Company would implement the change accordingly and that change would be applied to all properties that are moved into ORE. Additional write-downs of individual properties typically result only from the results of updated appraisals and further application of the 15% discount on the value reflected in the updated appraisal that indicate the value of the respective property has declined. The Bank obtains updated appraisals for ORE properties at least annually. These write-downs are recognized in the quarterly period in which the appraisal is accepted by the Company.

The Company actively markets the properties within its ORE portfolio utilizing both Bank personnel and third parties (brokers, agents, etc.). All ORE properties are classified into one of four categories: rental properties, non-rental properties, auction properties, and land. Rental properties consist of any property that can be leased or rented in order to produce income for the Bank while the Bank is pursuing the sale of the property. Non-rental properties consist of improved real estate that the Bank’s management has concluded would not be attractive to a renter or that management believes will be most efficiently sold unoccupied. Auction properties are typically properties of lower value that the Bank is willing to accept the risk of an auction in order to sell. These properties are typically auctioned off within six to twelve months of the property being transferred into ORE, and are typically auctioned off in absolute auctions with no minimum reserves. Land generally consists of unimproved raw land, though some properties may have some infrastructure work completed for housing development. Properties within the land category of ORE are typically held for longer periods of time than other ORE properties as the marketing of these properties, particularly large parcels, often extends for over six months.

The following table shows a breakdown of the ORE portfolio by category for the periods indicated:

	June 30, 2012		March 31, 2012		December 31, 2011
Bank Premises	$484	2.6%	$484	2.2%	$484	2.2%
FAS 66 loans	—	—%	77	0.4%	78	0.4%
Rental	8,337	44.9%	8,883	40.8%	7,004	31.8%
Non-rental	1,067	5.7%	8,777	40.3%	3,588	16.3%
Auction	767	4.1%	2,706	12.4%	1,572	7.1%
Land	7,923	42.7%	860	3.9%	9,329	42.3%

Total	$18,578	100.00%	$21,787	100.0%	$22,055	100.0%

The Company makes every effort to sell ORE as quickly as feasible while still recovering as much of the original investment as possible. Management also considers the cost associated with holding individual properties in determining how aggressively it markets an individual property. The Bank’s ORE that is classified as rental properties generally consists of 1-4 family properties, though some are commercial real estate. Rental income generated by this group has typically exceeded the holding costs of the respective properties. The majority of the rental properties are listed for sale with real estate agents; however properties in this group are not the primary focus of management’s marketing efforts given the income producing nature of the property. The Bank’s ORE that is classified as auction properties are marketed aggressively with dates set for auctions and most auction properties being allowed to sell without a reserve price. The Bank’s other ORE properties are being marketed, though there is no definite date as to when they may be expected to be sold.

The following table provides activity within the ORE portfolio in terms of individual parcels for the three month periods ending on the dates indicated:

	Rental	Non-rental	Auction	Land
December 31, 2011
Foreclosures	14	2	5	11
Sales	4	6	3	3
Weighted average age of properties held at period end (months)	2.3	8.1	6.8	15.8

March 31, 2012
Foreclosures	5	3	2	—
Sales	6	1	4	15
Weighted average age of properties held at period end (months)	3.4	5.2	8.9	21.1

June 30, 2012
Foreclosures	8	—	1	1
Sales	4	4	3	14
Weighted average age of properties held at period end (months)	5.8	8.2	10.5	18.8

2.	Please provide us a listing of your largest five OREO properties at both the latest quarter (June 30, 2012) and year-end dates. Include a description of the property, original loan classification, original loan amount, specific write-downs prior to placing the property into foreclosure (including the specific write-downs you took on the day of transfer to this account), amount of write-downs since it has been in this account and details supporting the active marketing of these individual properties. Please also disclose this information in future filings as well. We may have further comments upon receipt and review of your response.

RESPONSE: The following table sets forth information related to the largest five ORE properties held by the Company as of December 31, 2011:

Property Description	Original loan classification	Original Loan Amount	Charge-off prior to transfer into ORE	Write-down after transfer into ORE	Carrying Balance
Unimproved land	Real estate construction	$5,000	$905	$—	$3,485
Upper market single family residence	Real estate construction	1,573	129	—	1,401
Upper market single family residence	Real estate construction	2,331	435	752	1,138
Unimproved land	Real estate construction	2,546	196	—	1,012
Mobile home park/ mini storage facility	Commercial Real estate	959	—	—	847

The following table sets forth information related to the largest five ORE properties held by the Company as of June 30, 2012:

Property Description	Original loan classification	Original Loan Amount	Charge-off prior to transfer into ORE	Write-down after transfer into ORE	Carrying Balance
Unimproved land	Real estate construction	$5,000	$905	$—	$3,485
Unimproved land	Real estate construction	2,546	196	—	1,012
Upper market single family residence	1-4 Family residential	1,076	210	—	850
Mobile home park/ mini storage facility	Commercial Real estate	959	—	—	847
Mini storage facility	Commercial Real estate	887	—	—	784

Each of the ORE properties identified in the June 30, 2012 table above is listed with a real estate agent and is also listed as available for sale on the Bank’s website. The two largest properties are unimproved land that, at the time the loans were made, were intended to be developed. The property carried at $3,485 is commercial property located in an area that remains significantly and negatively impacted by the downturn in the real estate market where the property is located. Although the Bank continues to actively market the property, management anticipates that it could take a significant amount of time to sell the property. The property carried at $1,012 is located in a residential area that was also negatively impacted by the downturn in the economy. Although there are some positive indicators of improvements in the local market where the property is located, management believes it will likely require a significant amount of time to sell the property and it is possible that the Bank could be best served by partnering with a residential developer in order to sell the property. The 1-4 family residential property is currently under contract and is expected to be sold in the third quarter of 2012. The two commercial real estate properties are income producing rental properties that are being managed by a third party property manager on behalf of the Bank. The Bank continues to market these rental properties, but because of the income producing nature of the property, it is likely that management would more strongly resist selling the property for less than the current carrying value of the property.

Liquidity and Capital Resources, page 61

3.	Your first table in this section is labeled as “2011,” but appears to represent information at March 31, 2012. Please note and revise in future filings.

RESPONSE: The table labeled “2011” in the Liquidity and Capital Resources section of our Form 10-Q for the quarterly period ended March 31, 2012, was incorrectly labeled. The information reflects the Bank’s and the Company’s risk-based capital ratios as of March 31, 2012. Future filings will be revised accordingly.

In accordance with the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (931) 490-6389 or by facsimile at (931) 490-3426, or our outside counsel, D. Scott Holley, at (615) 742-7721 or by facsimile at (615) 742-2813.

Sincerely,

/s/ Jon Thompson
Jon Thompson
Chief Financial Officer